Exhibit (g)(1)
INVESTMENT ADVISORY AGREEMENT
BETWEEN
BLUE OWL ALTERNATIVE CREDIT FUND
AND
BLUE OWL ALTERNATIVE CREDIT ADVISORS II LLC
This Agreement (the "Agreement") is made as of March 7, 2025, by and between Blue Owl Alternative Credit Fund, a Delaware statutory trust (the "Fund"), and Blue Owl Alternative Credit Advisors II LLC, a Delaware limited liability company (the "Adviser").
WHEREAS, the Fund is a closed-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the "Investment Company Act");
WHEREAS, the Adviser is an investment adviser that is registered under the Investment Advisers Act of 1940, as amended (the "Advisers Act"); and
WHEREAS, the Fund desires to retain the Adviser to furnish investment advisory services to the Fund on the terms and conditions hereinafter set forth, and the Adviser desires to be retained to provide such services.
NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:
1)    Duties of the Adviser.
a)    The Fund hereby employs the Adviser to act as the investment adviser to the Fund and to manage the investment and reinvestment of the assets of the Fund, subject to the supervision of the Board of Trustees of the Fund (the "Board"), for the period and upon the terms herein set forth, (x) in accordance with the investment objective, policies and restrictions as in effect from time to time; (y) in accordance with all other applicable federal and state laws, rules and regulations, and the Fund's Declaration and Agreement of Trust and By-Laws as the same shall be amended from time to time; and (z) in accordance with the Investment Company Act. Without limiting the generality of the foregoing, the Adviser shall, during the term and subject to the provisions of this Agreement: (i) determine the composition of the portfolio of the Fund, the nature and timing of the changes therein and the manner of implementing such changes; (ii) identify/source, research, evaluate and negotiate the structure of the investments made by the Fund; (iii) close and monitor the Fund's investments; (iv) determine the securities and other assets that the Fund will purchase, retain, or sell; (v) use reasonable endeavors to ensure that the Fund's investments consist mainly of shares, securities or currencies (or derivative contracts relating thereto), which for the avoidance of doubt may include loans, notes and other evidences of indebtedness; (vi) perform due diligence on prospective portfolio companies and investments; and (vii) provide the Fund with such other investment advisory, research, and related services as the Fund may, from time to time, reasonably require for the investment of its funds, including providing operating assistance to the Fund as required. Subject to the supervision of the Board, the Adviser shall have the power and authority on behalf of the Fund to effectuate its investment decisions for the Fund, including the execution and delivery of all documents relating to the Fund's investments and the placing of orders for other purchase or sale transactions on behalf of the Fund, and the Fund's allocation of brokerage commissions. In the event that the Fund determines to acquire debt financing, the Adviser will arrange for such financing on the Fund's behalf, subject to the oversight and approval of the Board. If it is necessary or appropriate for the Adviser to make investments on behalf of the Fund through a special purpose vehicle, the Adviser shall have authority to create or arrange for the creation of such special purpose vehicle and to make such investments through such special purpose vehicle (in accordance with the Investment Company Act).

b)    The Adviser hereby accepts such employment and agrees during the term hereof to render the services described herein for the compensation provided herein.
c)    The Adviser shall for all purposes herein provided be deemed to be an independent contractor and, except as expressly provided or authorized herein, shall have no authority to act for or represent the Fund in any way or otherwise be deemed an agent of the Fund.
d)    The Adviser shall keep and preserve for the period required by the Investment Company Act any books and records relevant to the provision of its investment advisory services to the Fund and shall specifically maintain all books and records in accordance with Section 31(a) of the Investment Company Act with respect to the Fund's portfolio transactions and shall render to the Board such periodic and special reports as the Board may reasonably request. The Adviser agrees that all records that it maintains for the Fund are the property of the Fund and will surrender promptly to the Fund any such records upon the Fund's request, provided that the Adviser may retain a copy of such records.
e)    The Adviser shall be primarily responsible for the execution of any trades in securities in the Fund's portfolio and the Fund's allocation of brokerage commissions.
2)    Fund's Responsibilities and Expenses Payable by the Fund.
a)    Except as otherwise provided herein or in the Administration Agreement (the "Administration Agreement"), dated March 7, 2025, between the Fund and the Adviser (the Adviser, in its capacity as the administrator, the "Administrator") or in any other related agreement, written arrangement or set of policies, the Adviser shall be solely responsible for the compensation of its investment professionals and employees and overhead expenses of the Adviser. The Fund will bear all other costs and expenses of its operations, administration and transactions, including (without limitation): the cost of its organization and any of its offerings, including public and private offerings; the cost of calculating its net asset value, including the cost of any third-party valuation services; the cost of effecting any sales and repurchases of the shares of beneficial interest of the Fund (the "Shares") and other securities; fees and expenses payable under any dealer manager agreements, if any, and any selling agent or selected dealer agreements, if any; interest, fees, debt service and other costs of borrowings, guarantees or other financing arrangements, including the arranging thereof and related legal expenses; all fees, costs and expenses of any loan servicers and other service providers and of any custodians, lenders, investment banks and other financing sources; costs of derivatives and hedging; expenses, including travel, entertainment, lodging and meal expenses, incurred by the Adviser, or members of the Investment Team (defined below), or payable to third parties, in evaluating, developing, negotiating, structuring and performing due diligence on prospective portfolio investments and portfolio companies, including such expenses related to potential investments that were not consummated, and, if necessary, enforcing the Fund's rights; escrow agent, transfer agent and custodial fees and expenses; fees and expenses associated with marketing efforts; federal and state registration fees, any fees payable to rating agencies; federal, state and local taxes; independent trustees' fees and expenses, including travel, entertainment, lodging and meal expenses and any legal counsel or other advisors retained by, or at the discretion or for the benefit of, the independent trustees; costs of preparing financial statements and maintaining books and records and filing reports or other documents with the SEC (or other regulatory bodies) and other reporting and compliance costs, including registration fees, and the compensation of professionals responsible for the preparation of the foregoing; the costs of any reports, proxy statements or other notices to shareholders (including printing and mailing costs), the costs of any shareholder or trustee meetings and the compensation of personnel responsible for the preparation of the foregoing and related matters; commissions and other compensation payable to brokers or dealers; research and market data; fidelity bond, trustees and officers errors and omissions liability insurance and other insurance premiums; direct costs and expenses of administration, including printing, mailing, long distance telephone and staff; fees and expenses associated with independent audits, outside legal and consulting costs; costs of winding up; costs incurred in connection with the formation or maintenance of entities or vehicles to hold the Fund's assets for tax or other purposes; extraordinary expenses (such as litigation or indemnification); and costs associated with reporting and compliance obligations under the Investment Company Act and Advisers Act and applicable federal, state and non-U.S. securities laws. Notwithstanding anything to the contrary contained herein, the Fund will bear its allocable portion of the Adviser's overhead in performing its obligations under the Administration Agreement between the Fund and the Adviser, including rent and the allocable portion of the costs of the compensation, benefits and related administrative expenses (including travel expenses) of the Fund's officers who provide legal, compliance, finance, operations, accounting, information technology, tax, and administrative services hereunder, their respective staffs and other professionals who provide services to the Fund (including, in each case, employees of the Adviser or an affiliate) who assist with the preparation, coordination, administration and/or provision of the foregoing or provide "back office" or "middle office" financial, operational, administrative or other services to the Fund. Notwithstanding anything to the contrary contained herein, the Fund shall reimburse the Adviser (or its affiliates) for an allocable portion of the compensation paid by the Adviser (or its affiliates) to such individuals (based on a percentage of time such individuals devote, on an estimated basis, to the business affairs of the Fund and in acting on behalf of the Fund and such individual's salary, benefits and bonus).
3)    Compensation of the Adviser.
a)    The Fund agrees to pay, and the Adviser agrees to accept, as compensation for the services provided by the Adviser hereunder, a base management fee (the "Management Fee") and an incentive fee (the "Incentive Fee") as hereinafter set forth. The Fund shall make any payments due hereunder to the Adviser or to the Adviser's designee as the Adviser may otherwise direct.
b)    For services rendered under this Agreement, the Management Fee shall be calculated at an annual rate of 0.75% of the average daily value of the Fund's Managed Assets, payable monthly in arrears. The Management Fee is paid to the Adviser before giving effect to any repurchases of Shares effective as of that date. In the case of a partial month, the Management Fee will be appropriately prorated based on the number of days during the month in which the Adviser provided services to the Fund. "Managed Assets" means the total assets of the Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Fund's accrued liabilities (other than liabilities representing borrowings for investment purposes) as of each day.
c)    For services rendered under this Agreement, the Incentive Fee will be payable quarterly in arrears with respect to the Fund's Pre-Incentive Fee Net Investment Income Returns in each calendar quarter as follows:
i)    No Incentive Fee in any calendar quarter in which the Fund's Pre-Incentive Fee Net Investment Income Returns do not exceed the hurdle rate of 1.50% per quarter (6.00% annualized);
ii)    100% of the dollar amount of the Fund's Pre-Incentive Fee Net Investment Income Returns with respect to that portion of such Pre-Incentive Fee Net Investment Income Returns, if any, that exceeds the hurdle rate but is less than a rate of return of 1.667% (6.668% annualized). This portion of the Pre-Incentive Fee Net Investment Income Returns is referred to as the "catch-up." The "catch-up" is meant to provide the Adviser with approximately 10% of the Fund's Pre-Incentive Fee Net Investment Income Returns as if a hurdle rate did not apply if this net investment income exceeds 1.667% in any calendar quarter; and
iii)    10% of the dollar amount of the Fund's Pre-Incentive Fee Net Investment Income Returns, if any, that exceed a rate of return of 1.667% (6.668% annualized). This reflects that once the hurdle rate is reached and the catch-up is achieved, 10% of all Pre-Incentive Fee Net Investment Income Returns thereafter are allocated to the Adviser.
"Pre-Incentive Fee Net Investment Income Returns" include dividends (including reinvested dividends), interest and fee income accrued by the Fund during the calendar quarter, minus operating expenses for the calendar quarter (including the Management Fee, expenses payable under the Administration Agreement, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the Incentive Fee).

4)    Covenants of the Adviser. The Adviser agrees that it will remain registered as an investment adviser under the Advisers Act so long as the Fund remains registered under the Investment Company Act. The Adviser agrees that its activities will at all times be in compliance in all material respects with all applicable federal and state laws governing its operations and investments.
5)    Excess Brokerage Commissions. The Adviser is hereby authorized, to the fullest extent now or hereafter permitted by law, to cause the Fund to pay a member of a national securities exchange, broker or dealer an amount of commission for effecting a securities transaction in excess of the amount of commission another member of such exchange, broker or dealer would have charged for effecting that transaction, if the Adviser determines in good faith, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm's risk and skill in positioning blocks of securities, that such amount of commission is reasonable in relation to the value of the brokerage and/or research services provided by such member, broker or dealer, viewed in terms of either that particular transaction or its overall responsibilities with respect to the Fund's portfolio, and constitutes the best net results for the Fund.
6)    Investment Team. The Adviser shall manage the Fund's portfolio through a team of investment professionals (the "Investment Team") dedicated primarily to the Fund's business, in cooperation with the Fund's chief executive officer. The Investment Team shall be comprised of senior personnel of the Adviser, supported by and with access to the investment professionals, analytical capabilities and support personnel of the Adviser.
7)    Limitations on the Employment of the Adviser. The services of the Adviser to the Fund are not exclusive, and the Adviser may engage in any other business or render similar or different services to others including, without limitation, the direct or indirect sponsorship or management of other investment-based accounts or commingled pools of capital, however structured, having investment objectives similar to those of the Fund, so long as its services to the Fund hereunder are not impaired thereby, and nothing in this Agreement shall limit or restrict the right of any manager, partner, officer or employee of the Adviser to engage in any other business or to devote his or her time and attention in part to any other business, whether of a similar or dissimilar nature, or to receive any fees or compensation in connection therewith (including fees for serving as a director or trustee of, or providing consulting services to, one or more of the Fund's portfolio companies or investments, subject to applicable law). So long as this Agreement or any extension, renewal or amendment remains in effect, the Adviser shall be the only investment adviser for the Fund, subject to the Adviser's right to enter into sub-advisory agreements as set forth herein. The Adviser assumes no responsibility under this Agreement other than to render the services called for hereunder. It is understood that trustees, officers, employees and shareholders of the Fund are or may become interested in the Adviser and its affiliates, as trustees, officers, employees, partners, shareholders, members, managers or otherwise, and that the Adviser and directors, officers, employees, partners, shareholders, members and managers of the Adviser and its affiliates are or may become similarly interested in the Fund as shareholders or otherwise.
8)    Responsibility of Dual Trustees, Officers and/or Employees. If any person who is a manager, partner, officer or employee of the Adviser is or becomes a trustee, officer and/or employee of the Fund and acts as such in any business of the Fund, then such manager, partner, officer and/or employee of the Adviser or the Administrator shall be deemed to be acting in such capacity solely for the Fund, and not as a manager, partner, officer or employee of the Adviser or the Administrator or under the control or direction of the Adviser or the Administrator, even if paid by the Adviser or the Administrator.
9)    Limitation of Liability of the Adviser; Indemnification. The Adviser (and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with the Adviser, including its sole member) shall not be liable to the Fund for any action taken or omitted to be taken by the Adviser (and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with the Adviser, including its sole member) in connection with the performance of any of its duties or obligations under this Agreement or otherwise as an investment adviser of the Fund (except to the extent specified in Section 36(b) of the Investment Company Act concerning loss resulting from a breach of fiduciary duty (as the same is finally determined by judicial proceedings) with respect to the receipt of compensation for services), and the Fund shall indemnify, defend and protect the Adviser (and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with the Adviser, including its general partner or managing member and the Administrator each of whom shall be deemed a third party beneficiary hereof) (collectively, the "Indemnified Parties") and hold them harmless from and against all damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) incurred by the Indemnified Parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Fund or its security holders) arising out of or otherwise based upon the performance of any of the Adviser's duties or obligations under this Agreement or otherwise as an investment adviser of the Fund. Notwithstanding the preceding sentence of this Section 9 to the contrary, nothing contained herein shall protect or be deemed to protect the Indemnified Parties against or entitle or be deemed to entitle the Indemnified Parties to indemnification in respect of, any liability to the Fund or its security holders to which the Indemnified Parties would otherwise be subject by reason of criminal conduct, willful misfeasance, bad faith or gross negligence in the performance of the Adviser's duties or by reason of the reckless disregard of the Adviser's duties and obligations under this Agreement (as the same shall be determined in accordance with the Investment Company Act and any interpretations or guidance by the SEC or its staff thereunder).
10)    Effectiveness, Duration and Termination of Agreement.
a)    This Agreement shall become effective upon commencement of the Fund's operations. This Agreement may be terminated at any time, without the payment of any penalty, on sixty (60) days' written notice, by the vote of a majority of the outstanding voting securities of the Fund or by the vote of the Fund's trustees or by the Adviser. The provisions of Section 9 of this Agreement shall remain in full force and effect, and the Adviser shall remain entitled to the benefits thereof, notwithstanding any termination of this Agreement. Further, notwithstanding the termination or expiration of this Agreement as aforesaid, the Adviser shall be entitled to any amounts owed under Section 3 through the date of termination or expiration, and Section 9 shall continue in force and effect and apply to the Adviser and its representatives as and to the extent applicable.
b)    This Agreement shall continue in effect for two (2) years from the effective date hereof, and thereafter shall continue automatically for successive annual periods, provided that such continuance is specifically approved at least annually by (A) the vote of the Board, or by the vote of a majority of the outstanding voting securities of the Fund and (B) the vote of a majority of the Fund's trustees who are not parties to this Agreement or "interested persons" (as such term is defined in Section 2(a)(19) of the Investment Company Act) of any such party, in accordance with the requirements of the Investment Company Act.
c)    This Agreement will automatically terminate in the event of its "assignment" (as such term is defined for purposes of Section 15(a)(4) of the Investment Company Act).
11)    Notices. Any notice under this Agreement shall be given in writing, addressed and delivered or mailed, postage prepaid, to the other party at its principal office, or alternatively shall be given by email to the Secretary or Chief Compliance Officer of the respective party.
12)    Amendments. This Agreement may be amended by mutual consent, but the consent of the Fund must be obtained in conformity with the requirements of the Investment Company Act.
13)    Entire Agreement; Governing Law. This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof. This Agreement shall be governed by, construed in accordance with the laws of the State of Delaware and in accordance with the applicable provisions of the Investment Company Act. In such case, to the extent the applicable laws of the State of Delaware, or any of the provisions herein, conflict with the provisions of the Investment Company Act, the latter shall control.
14)    No Waiver. The failure of either party to enforce at any time for any period the provisions of or any rights deriving from this Agreement shall not be construed to be a waiver of such provisions or rights or the right of such party thereafter to enforce such provisions, and no waiver shall be binding unless executed in writing by all parties hereto.
15)    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
16)    Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original instrument and all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date above written.

BLUE OWL ALTERNATIVE CREDIT FUND

By:	/s/ Ivan Zinn

Name: Ivan Zinn

Title: President and Chief Executive Officer

BLUE OWL ALTERNATIVE CREDIT ADVISORS II LLC

By:	/s/ Neena Reddy

Name: Neena Reddy

Title: General Counsel and Secretary
[Signature Page to Investment Advisory Agreement]